Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED
CERTIFICATE OF INCORPORATION
OF
OVASCIENCE, INC.

OvaScience, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A. The name of the Corporation is OvaScience, Inc., and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 5, 2011 under the name OvaStem, Inc. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 30, 2013 (the “Prior Certificate”).

B. This Certificate of Amendment to the Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Prior Certificate, and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 141, 211 and 242 of the DGCL.

C. Article FOURTH of the Prior Certificate is hereby amended to add the following Section C:

“C. Immediately upon the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware every fifteen (15) shares of Common Stock issued and outstanding (or held in treasury) immediately prior to such filing shall be automatically reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or the stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the product of such fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on the Nasdaq Capital Market on the trading day immediately preceding the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (as adjusted to give effect to the Reverse Split), rounded up to the nearest whole cent. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split or cash in lieu of fractional shares, if any, unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

D. The Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.

IN WITNESS WHEREOF, OvaScience, Inc. has caused this Certificate of Amendment to be signed by Christopher Kroeger, M.D., M.B.A., a duly authorized officer of the Corporation, on December 6, 2018.

OVASCIENCE, INC.

By:	/s/ Christopher Kroeger, M.D., M.B.A.
	Name:	Christopher Kroeger, M.D., M.B.A.
	Title:	President and Chief Executive Officer